FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ] [ X ] [ X ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

1. Name and Address of Reporting Person* Dance Stephen G.	2. Issuer Name and Ticker or Trading Symbol SangStat Medical Corporation (SANG)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director	10% Owner
						X	Officer (give title below)	Other (specify below)
Chief Financial Officer
(Last) (First) (Middle) c/o SangStat Medical Corporation 6300 Dumbarton Circle	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year 2002			7. Individual or Joint/Group Reporting (check applicable line)
			5. If Amendment, Date of Original (Month/Year) February 6, 2003			X	Form Filed by One Reporting Person
(Street) Fremont, CA 94555							Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Ben- eficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Di- rect (D) or Indi- rect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC2270 (9-02)

FORM 5 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriva- tive Sec- urity	3. Trans -action Date (Month/ Day/ Year)	3A. Deem -ed Ex- ecution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)	5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able and Expi- ration Date (Month/Day/ Year)		7. Title and Amount of Underly- ing Securities (Instr. 3 and 4)		8. Price of De- riva- tive Secu- rity (Instr. 5)	9. Number of De- rivative Securi- ties Ben- eficially Owned at End of Year (Instr. 4)	10. Owner- ship of Deriva- tive Se- curity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to purchase Common Stock	$19.38	2/20/02		A	30,000		(1)	2/20/12	Common Stock	30,000		30,000	D
Option to purchase Common Stock	$15.00	12/4/02		A	10,000		(1)	12/4/12	Common Stock	10,000		10,000	D

Explanation of Responses:

(1)  Twenty-five percent (25%) shall vest after one year.  The remaining options shall vest in equal monthly installments over 36 months, contingent upon continuous service to the Company.

		/s/ Tamiko F. Lewis	4/2/03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Tamiko F. Lewis Attorney-in-Fact for Stephen G. Dance	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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